UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December, 2008

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

CONTAX PARTICIPAÇÕES S.A.
Corporate Taxpayer’s ID (CNPJ)
n° 04.032.433 / 0001-80
Corporate Registry ID
(NIRE) 33300275410
Publicly-Held Company

NOTICE TO THE MARKET

Rio de Janeiro, December 30, 2008 – Pursuant to CVM Official Letter SGE/001/03 dated January 22, 2003 and article 12, caput, of CVM Instruction 358 dated January 3, 2002, Contax Participações S/A (“Company”) (Bovespa: CTAX3 and CTAX4) informs that it received from CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A. ("CSHG"), correspondence dated December 26, 2008 informing of an increase in its equity holding in the Company that does not alter the composition of the Company’s controlling block or the structure of its management.

The correspondence also stated that the Investment Funds and Managed Portfolios administrated by it reached an interest of 14.54% of the preferred shares issued by Contax Participações S.A., with the Company now holding a total of 1,333,200 preferred shares (CTAX4).

Further, the correspondence informed that:

a) The non-resident investors and investment funds that are represented or administered by CSHG but whose policies on investments and exercise of votes at Shareholders' Meetings, pursuant to their respective bylaws/regulations, are not exercised or under the discretionary responsibility of CSHG, hold 0.86% of the preferred shares issued by Contax Participações S.A.

b) Other non-resident investors and investment funds, whose policies on investments and exercise of votes at Shareholders' Meetings, pursuant to their respective bylaws/regulations, are exercised under the discretionary responsibility of CSHG group companies, hold 13.68% of the preferred shares issued by Contax Participações S.A

The transcription of the above-mentioned correspondence follows below.

Sincerely,

Michel Neves Sarkis
Diretor de Finanças e Relações com Investidores
Contax Participações S/A

C.E / CSHG/ CUST /1149/2008

São Paulo, December 26, 2008

To
The Securities and Exchange Commission of Brazil - CVM
Rua Sete de Setembro, 111 – 33° andar
Rio de Janeiro
Attn.: Department of Relations with Companies
Ms. Elizabeth Lopez Rios Machado

C.c CONTAX PARTICIPAÇÕES S.A
Attn. Mr. Michel Neves Sarkis
Investor Relations Officer
E-mail: ri@contax.com.br;msarkis@contax.com.br
Telephone: (011) 3131.0009

Ref.: Acquisition of Preferred Shares of Contax Participações S.A

Dear Sirs,

CREDIT SUISSE HEDGING-GRIFFO CORRETORA DE VALORES S.A. ("CSHG"), inscribed in the Corporate Taxpayers Registry (CNPJ/MF) under no. 61.809.182/0001 -30, with head office at Avenida Presidente Juscelino Kubitschek, 1830, Torre IV, 7° andar, São Paulo/SP, hereby INFORMS the market in general that the investment funds and non-resident investors administered or legally represented by it attained an interest of 14.54% of the total preferred shares issued by CONTAX PARTICIPAÇÕES S.A, represented by 1,333,200 preferred shares, equivalent to 9.07% of the capital stock. Only one part of this group of investors is managed by CSHG group companies as not all of them that have policies on investments and exercise of votes at Shareholders' Meetings are under the discretionary responsibility of CSHG group companies.

We therefore clarify that:

a) The non-resident investors and investment funds that are represented or administered by CSHG but whose policies on investments and exercise of votes at Shareholders' Meetings, pursuant to their respective bylaws/regulations, are not exercised or under the discretionary responsibility of CSHG, hold 0.86% of the preferred shares issued by Contax Participações S.A.

b) Other non-resident investors and investment funds, whose policies on investments and exercise of votes at Shareholders' Meetings, pursuant to their respective bylaws/regulations, are exercised under the discretionary responsibility of CSHG group companies, hold 13.68% of the preferred shares issued by Contax Participações S.A

Sincerely,

CREDIT SUISSE HEDGING GRIFFO C V S.A

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30, 2008

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.